[Debevoise & Plimpton LLP Letterhead]
November 8, 2010
VIA EDGAR AND FEDERAL EXPRESS
Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Mail Stop 4561

Re:	Booz Allen Hamilton Holding Corporation Amendment No. 4 to Registration Statement on Form S-1 Filed November 4, 2010 File No. 333-167645
Dear Mr. Kluck:
          This letter sets forth the responses of Booz Allen Hamilton Holding Corporation (the “Company”) to the comments contained in your letter, dated November 5, 2010, relating to Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2010. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
          The Company is filing, via EDGAR, Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 5 and three copies of a blacklined version of Amendment No. 5, marked to show all changes from Amendment No. 4. Page references in the responses below are to the blacklined version of Amendment No. 5.
Summary of Historical Consolidated Financial and Other Data, page 11
1.	Please quantify and disclose the adjustments made to historical income from continuing operations used to calculate pro forma EPS and pro forma as adjusted EPS in footnotes 4 and 6.
          In response to the Staff’s comment, the Company has revised the disclosure on pages 11-12.

Description of Capital Stock, page 155
2.	Your disclosure on page 156 that “the shares of Class A common stock offered by us in this offering, when issued, will be fully paid and non-assessable” constitutes a legal conclusion. Please revise to attribute this disclosure to counsel.
          In response to the Staff’s comment, the Company has deleted this disclosure from page 154.
Report of Independent Registered Public Accounting Firm, page F-2
3.	We note that the audit report will be dual dated in connection with the completion of the stock split. Please note that the filing will not be declared effective until the accountant’s report is finalized.
          The Company has amended and restated its certificate of incorporation, thereby effecting the 10-for-1 stock split disclosed in the prospectus included in Amendment No. 5, and the final audit report has been included with the financial statements in the prospectus included in Amendment No. 5.
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          If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Mariana França Pereira at (212) 909-6399.

Sincerely,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	CG Appleby Booz Allen Hamilton Holding Corporation Ian Fujiyama The Carlyle Group George Quinn Ernst & Young LLP Rachel Sheridan Latham & Watkins LLP

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